EXHIBIT  20



Britton & Koontz Capital Corporation

500 Main Street
P O Box 1407
Natchez, MS  39121

601-445-5576
601-445-2488  Fax
http://www.bkbank.com
corporate@bkbank.com


FOR IMMEDIATE RELEASE:          FOR MORE INFORMATION:
October 21, 1997                W. Page Ogden, President & CEO
for ticker BKBK                 Bazile R. Lanneau, Jr., Vice President & CFO


BRITTON & KOONTZ CAPITAL CORPORATION REPORTS THIRD QUARTER 1997 EARNINGS


        Natchez, Mississippi (October 21, 1997 Britton & Koontz Capital Corporation (Nasdaq/Symbol BKBK) today announced results for the third quarter of 1997. Net income for the quarter increased to $542 thousand from $322 for the same period in 1996. Quarterly earnings per share amounted to $.31 compared to $.18 in 1996.

        Net income for the first nine months was $1.791 million compared to $1.375 million in 1996. Earnings per share during the same period amounted to $1.01, an increase of 29% over the previous year of $.78. The EPS increase arose primarily from a reduction in non-interest expense along with continued loan growth which contributed to an improvement in net interest margin. The third quarter of 1996 included a one-time FDIC assessment of $257 thousand on SAIF insured deposits.

        Britton & Koontz Capital Corporation, headquartered in Natchez, Mississippi, is the parent company of Britton & Koontz First National Bank which operates three full service offices in Natchez. As of September 30, 1997, the Company reported assets of $158.3 million and equity of $17.9 million. Total shares outstanding amounted to 1.767 million.


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BKBK Reports Third Quarter 1997 Results





                           Britton and Koontz Capital Corporatio
                                     Financial Highlights
                  (Unaudited-Amounts in thousands, except per share data)
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

                                          For the Three Months         For the Nine Months
                                          Ended  September 30,        Ended  September 30,
                                      ----------------------------------------------------
                                            1997          1996          1997          1996
                                      ----------    ----------    ----------    ----------

Interest income                           $3,098        $2,892        $9,004        $8,641
Interest expense                          $1,338        $1,287        $3,887        $3,891
                                      ----------    ----------    ----------    ----------
Net interest income                       $1,760        $1,605        $5,117        $4,750
Provision for loan losses                    $40            $0          $120           $50
                                      ----------    ----------    ----------    ----------
Net interest income after
 provision for loan losses                $1,720        $1,605        $4,997        $4,700
Non-interest income                         $290          $333        $1,077        $1,008
Non-interest expense                      $1,164        $1,461        $3,353        $3,685
                                      ----------    ----------    ----------    ----------
Income before income taxes                  $846          $477        $2,721        $2,023
Income taxes                                $304          $155          $930          $648
                                      ----------    ----------    ----------    ----------
Net income                                  $542          $322        $1,791        $1,375
                                      ==========    ==========    ==========    ===========

Primary:

Net income per share                       $0.31         $0.18         $1.01         $0.78
Weighted average shares outstanding   $1,767,064    $1,770,336    $1,767,094    $1,771,816





                                      September 30, September 30, December 31,
                                          1997         1996          1996
                                      ------------- ------------- ------------

Total assets                            $158,275      $151,357      $151,303
Cash and due from banks                   $6,238        $3,784        $5,106
Investment securities                    $42,059       $47,449       $44,610
Net loans                               $102,844       $94,130       $95,322
Deposits-interest bearing               $112,783      $112,499      $110,375
Deposits-non interest bearing            $16,766       $15,420       $16,065
Short term borrowed funds                 $6,381        $2,454        $3,664
Stockholders' equity                     $17,909       $16,393       $16,521
Book value (per share)                    $10.14         $9.29         $9.37








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